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                            September 21, 2020

       Yinghzi (Lisa) Tang
       Director, Co-Chief Executive Officer and Chief Financial Officer Boqii Holding Ltd
       Floor 6, Building 1, No. 399
       Shengxia Road, Pudong New District
       Shanghai 201203
       People's Republic of China

                                                        Re: Boqii Holding Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 8,
2020
                                                            File No. 333-248641

       Dear Ms. Tang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed September 8, 2020

       Risk Factors, page 60

   1. We note your risk factors that discuss your dual-class ordinary shares. Please revise to disclose that future
issuances of Class B ordinary shares may be dilutive to the voting power of Class A
ordinary shareholders. Please also disclose the impact of the conversion of Class B ordinary
shares on holders of Class A ordinary shares, including dilution and the reduction in
aggregate voting power, as well as the potential increase in the relative voting power if one of
the Class B holders retains their shares. Please include similar disclosure under
"Description of Share Capital."
 Yinghzi (Lisa) Tang
FirstName LastNameYinghzi (Lisa) Tang
Boqii Holding  Ltd
Comapany 21,
September  NameBoqii
               2020 Holding Ltd
September
Page 2    21, 2020 Page 2
FirstName LastName



Market Competition Landscapes, page 121

2. We note your three-part response to our prior comment 3. Please revise your registration statement to include disclosure that is similar to your part two and three responses to our comment, including whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms and how you determined the specific
         GMV for pet products for the generic retailers.
Description of Share Capital, page 185

3. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
4. Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
Taxation, page 208

5. We note your disclosure that this section is the opinion of Davis Polk & Wardwell LLP as to the U.S. tax consequences of this transaction. Please file either a short-form or long-
         form opinion of counsel as an exhibit to the registration statement. Please also revise the disclosure to express a conclusion for each material federal tax consequence, and remove statements stating that these are the tax consequences "in general" or that certain tax consequences will "generally" apply, or that this section is a "discussion." Refer to Item
         601 of Regulation S-K and Section III.A of Staff Legal Bulletin No.
19.
6. Please revise this section of the registration statement to state that the disclosure relating to Cayman Islands Taxation is the opinion of Maples and Calder (Hong
Kong) LLP and
         the disclosure relating to the People   s Republic of China Taxation
is the opinion of
         Commerce & Finance Law Offices. Please also revise to present a conclusion for each material tax consequence in the disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Yinghzi (Lisa) Tang
Boqii Holding Ltd
September 21, 2020
Page 3

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameYinghzi (Lisa) Tang
                                                          Division of
Corporation Finance
Comapany NameBoqii Holding Ltd
                                                          Office of Trade &
Services
September 21, 2020 Page 3
cc:       Li He
FirstName LastName